April 8, 2025

Umesh Singh
Chief Executive Officer
Givbux, Inc.
2751 W Coast Hwy, Suite 200
Newport Beach, CA 92663

       Re: Givbux, Inc.
           Registration Statement on Form 10-12G
           Filed August 28, 2024
           File No. 000-52142
Dear Umesh Singh:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   John E. Dolkart, Jr.